Filed by The South Financial Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.

Subject Company: The South Financial Group, Inc.
Commission File No. 0-15083

THE SOUTH FINANCIAL GROUP

October 16, 2002

9:00 a.m. CDT

Coordinator	Good morning and welcome to The South Financial Group third quarter earnings release conference call. All participants will be on a listen-only mode until the question and answer session of the call. This call is being recorded at the request of The South Financial Group. If you have any objections, you may disconnect. At this time, I would like to introduce your conference host, Mr. Ed Matthews, Chief Financial Officer of The South Financial Group. Mr. Matthews, you may begin.

E. Matthews	Thank you, Joyce, and good morning. We have a number of items to discuss with you this morning, so our prepared remarks are going to be a little bit longer than normal. I’d like to start with our forward-looking statements. A number of our comments today will constitute forward-looking statements and are subject to risk and uncertainties. These statements speak only as of today. We may not necessarily release revisions to these forward-looking statements to reflect the events of circumstances that occur after today.

The South Financial Group’s actual results may differ materially from those set forth in these forward-looking statements. Today’s forward looking statement will include but are not limited to statements regarding factors that may affect earnings, financial ratios, net interest margins, cost savings, provisions for loan losses, tax rates and credit quality. We encourage you to refer to The South Financial Group’s reports filed with the Securities & Exchange Commission for a discussion of factors that may cause such differences to occur.

Mack Whittle, our Chief Executive Officer, will open the call with a brief overview of the quarter. I will cover the financial highlights and provide some additional financial details. Next, Mike Sperry, our Chief Credit Officer, will discuss credit quality. Mack will finish up with commenting on our strategic direction.

M. Whittle	Thank you, Ed, and good morning. We wanted to start out this morning by indicating the highlights that we see for the quarter. We are very pleased to report our sixth consecutive quarter of earnings growth. We are executing our plan to increase earnings quarter by quarter.

It was an excellent quarter for us, another quarter of progress and another quarter of meeting our financial projections. We are on track to achieve our stated financial goals of a 1.25% ROA and a 14.50% ROE by 12/31/03. The highlights for the quarter include the sixth consecutive quarter of improved earnings growth, the second quarter of improved credit quality, a quarter of increased deposits using our new process, Elevate. Non-interest bearing deposit accounts increased 24% annualized, and money market balances were up 40% annualized.

Fee income: We began to see an upward trend in our fee income. We are confident of the excellent prospects of continued revenue growth going forward. We are making selective expansion in targeted banking markets that are accretive to our financial goals. Our third quarter earnings include the first month of operation following our August 31 closing of Gulf West. Therefore, the merger cost saves are not reflected in these numbers. We expect to realize these merger cost saves largely in the fourth quarter of this year.

Like many banks, we recognized impairment on our mortgage servicing rights due to declining interest rates. The impairment on our mortgage servicing totaled $769,000 and is not included in non-recurring items for the quarter. We met our numbers, including the first month of a merger, that is before getting the cost saves out and including the recognition of impairments on our mortgage servicing rights. Later in the call I will discuss these highlights, which reflect successful execution of our strategies, but first Ed will review our financial results.

E. Matthews	Today the company reported net income for the third quarter $15.6 million, or $0.37 per diluted share, excluding merger expenses and non-recurring items. This represents a 42% increase over the third quarter 2001 earnings per diluted share of $0.26, our sixth consecutive quarter of earnings growth, excluding nonrecurring items. The third quarter included a few nonrecurring items, which are scheduled out on the lower half of page one of the Financial Highlights section of our earnings announcement.

As expected, we recognized $4.5 million of pre-tax merger related costs associated with Gulf West merger. During the quarter, we sold $300 million of treasury notes for a gain of $790,000. The gain on equity investments includes $4.7 million gain on the sale of 450,000 shares of NetBank stock, which reduced our ownership to 750,000 shares. We also wrote down our investment in RHBT Financials, the holding company for Rock Hill Bank and Trust, $1.2 million from $3.1 million to $1.9 million, which reflects the current market price of $5 a share.

Personnel expense includes $1.6 million related to non-recurring items that relate to certain employment contracts from previous mergers, and we retired $26 million of 9% subordinated debt and recognized a $354,000 loss on the early extinguishment of debt.

Effective July 1, 2002, we adopted Statement of Financial Accounting Standard 145, which requires cost incurred for the early extinguishment of debt be included in non-interest expense. Previously, such costs were shown below net income as an extraordinary item as required by FASB statement number four. Accordingly, prior year losses occurred in conjunction with the early extinguishment of long-term FHLB advances had been reclassed and are now shown as a separate line item of non-interest expense.

On January 1, 2002, we adopted FASB statement 142 and ceased amortization of goodwill. Third quarter 2001 includes approximately $1.1 million pre-tax, or $0.03 per diluted share, for amortization of intangibles that are not included in 2002 under FASB 142.

This quarter, we recorded a $1.4 million charge related to the impairment of goodwill associated with Carolina First Mortgage Company. While the entry was recorded during the quarter, it was backdated to January 1. Therefore, it impacts our year to date income, but not the quarter. We also adopted another recently issued FASB this quarter, Statement Number 147, which deals with FAS 72 goodwill. Like FASB Statement Number 142, we adopted it effective January 1, 2002, ceasing amortization of goodwill associated with prior branch acquisitions. Year to date amortization through June 30 totaled $112,000, which impacts our year to date income, but again, not our quarterly income.

Our effective tax rate improved to 30.5% from the third quarter, up 33% from the second quarter. Net interest income increased 20% from the third quarter 2001 due to a stable net interest margin and 20% growth in average earning assets. Net interest income increased 3% from the second quarter due to a 4.5% growth in average earnings assets. The net interest margin of 3.85% for the quarter, while it’s comparable with the last year’s third quarter margin, was down from 3.94% for the second quarter and 3.9% for the first quarter. The lower margin was in part due to securities growth outpacing the long growth during the third quarter.

Average loans increased at an annualized rate of 9% during the third quarter, principally from having the Gulf West loans for one month. After adjusting for the impact of Gulf West, total loans remain closed to the previous quarter-end balances. Commercial loan growth slowed during the quarter and is expected to be in the low single digits during the fourth quarter. Average deposits increased at an annualized rate of 19% during the third quarter. After adjusting for the impact of Gulf West, total deposits increased from the previous quarter at an annualized rate of 5%. Transaction accounts led the increase with non-interest bearing deposits up 24% annualized and money market balances up 40% annualized.

These increases are attributable to successful deposit campaign, which we held to raise transaction accounts. The increases were partially offset by 11% annualized decline in time deposits. The improvement in the deposit mix is part of our Elevate strategy, which Mack will discuss later. At September 30, unrealized gains on securities totaled $16.9 million net of tax. This is included in accumulated other comprehensive income.

Excluding non-recurring items, non-interest income totaled $12.8 million for the third quarter, which represents a decrease of $679,000 from the second quarter of the year. Mortgage banking income for the third quarter of 2002 included a $769,000 impairment at mortgage servicing rights. In addition, the loss on sold real estate totaled $356,000, or $118,000 higher than the second quarter.

Service charges on deposit accounts increased 13% quarter to quarter or 7% excluding the contribution from Gulf West. This increase and increases in fee income from other areas were partially offset by lower trust fees. With the declining interest rate environment, mortgage-servicing rights are receiving attention right now. At September 30, our mortgage servicing rights totaled $5.6 million, which is net of a valuation allowance of $1.7 million, down from $10.8 million a year ago.

During the last two years, we sold mortgage-servicing rights as part of our strategy to place more emphasis on mortgage origination. We’re increased the number of mortgage originators by approximately 20% since the beginning of this year. Adding new originators, we are capitalizing on the current favorable rate environment, as the interest rates should increase, providing a cushion for our mortgage origination income. Excluding merger expenses and other non-recurring items, non-interest expenses totaled $39.9 million for the third quarter, which represents an increase of $1.5 million or 3.9% from the second quarter of the year. The increase includes the addition of Gulf West for the month of September.

The provision for loan losses was $5.6 million for the quarter and net charge offs were $5.4 million. As a percentage of average loans, charge offs were 54 basis points for the quarter, consistent with the 53 basis points for our year to date 2002 average. The allowance to period loans remained at 1.20 and non-performing assets, which include $3.3 million from Gulf West, declined 5% to $44.5 million at September 30, 2002 for $46.7 million at June 30th.

On the capital management side, in July, we’ve raised approximately $42.5 million of tier-one capital in two cool trust-preferred offerings. In last September, we entered into another accelerated stock repurchase program and repurchased 1.1 million shares. Shares will continue to be purchased under this contract into the first quarter of 2003.

On August 31, we closed on the Gulf West merger, converted all of its operating systems and changed the name of our Florida franchise to Mercantile Bank. During the quarter, we recorded $4.5 million in merger expenses, which include system conversion costs, personnel training and compensation related expenses. While this should be the bulk of the expenses related to Gulf West, we do anticipate a few additional bills to come in during the fourth quarter.

In addition to booking the merger expenses, we also recorded the following intangibles which will impact future earnings as they are amortized over their determined useful life. We booked FAS 141 goodwill of $71 million, which will not be amortized. We transferred approximately $26 million of commercial real estate loans, primarily related to the hospitality sector from help for investment to available for sell. We’re still waiting final appraisal from these 12 properties and anticipate booking market valuation in the fourth quarter.

Of the remaining loans held for investment, we booked a market valuation premium of $6 million, which will be amortized at a rate of approximately $650,000 per quarter. We booked a core deposit intangible of $8.4 million, which will be amortized at approximately $300,000 per quarter through 2003 and declining thereafter. We also recorded a long-term debt premium, which will be amortized at approximately $150,000 per quarter. Finally, we recorded a $1.6 million premium related to fixed maturity deposits, which will be amortized at approximately $300,000 per quarter through March and then reducing to approximately $150,000 per quarter for the remainder of 2003 and then declining thereafter.

In late September, we completed the acquisition of Gardner Associates, an independent insurance agency based in Columbia, South Carolina, which has offices in Columbia and Charlotte, North Carolina. The acquisition is intended to enhance fee income business by offering a wider range of insurance products. We recorded approximately $876,000 in goodwill and recorded a customer list in tangible assets which totaled approximately $857,000.

As we announced in August, we have entered into a definitive purchase and assumption agreement to acquire substantially all of the assets and deposits of Rock Hill Bank & Trust, which is wholly owned subsidiary of RHBT Financial Corporation. Rock Hill Bank & Trust operates three branches in York County, including two in Rock Hill and one in Fort Mills, South Carolina, and has total deposits of approximately $213 million. We expect to close on this transaction at the end of October. Earlier this month, we announced the execution of a definitive agreement to acquire Central Bank of Tampa, a closely held community bank, headquarter in Tampa, Florida in a stock transaction valued at approximately 68 million. We anticipate closing on the merger by year-end.

Now, let me give you some updated assumptions to us for the fourth quarter. These assumptions include the acquisition of Rock Hill Bank and trust for November and December. We’re expecting to have annualized earning asset growth of approximately 12%. We expect the net interest margin to be between 3.8% and 3.85%. We’re projecting a quarterly provision for loan losses between $6 million and $7 million.

We anticipate total non-interest income to be between $14.5 million and $15 million for the fourth quarter, and we expect total non-interest expenses between $43.5 million and $45 million in the fourth quarter, excluding merger related expenses. Our dividends to minority interest in consolidated subsidiary will continue to be a million, net of tax and for the fourth quarter, we’re using an effective tax rate of approximately 31%. I will now turn the call over to Mike Sperry to provide an update on our credit quality.

M. Sperry	Thank you, Ed. Good morning. When our non-performing assets declined last quarter, I was careful not to predict continued improvement. That didn't stop some analysts from participating anyway. So I'm glad that our numbers did improve despite the addition of Gulf West, whose non-accruals are not in our second quarter numbers.

Non-performing loans declined quarter to quarter by $3.8 million. The $7.7 million water utility credit paid out as anticipated, but the Gulf West merger added $3.3 million in non-accruals. Now, Gulf West reported non-accruals of $6.2 million last quarter end. So on a pro-forma basis, total combined non-accruals declined $10.1 million, or 22%, from June 30th to September 30.

That left us with six large credits in non-accrual status that totaled, as of September 30, $16.8 million. The largest is a $4.5 million loan that we expect to pay out in the first quarter. The second largest is a $3.7 million loan that we expect to pay down to less than a million also in the fourth quarter. Two of the remaining four, which total $4.7 million are contractually current. We expect both of them to pay out in the fourth quarter. The last two, which totaled $3.8 million are in litigation, so we can’t be sure about the timing of their resolution, but one or both of them may be paid out by the end of the year. Our allocated reserves on these six credits total $1.3 million, or 7.8% of the total.

OREO, or other real estate owned, increased from $7.7 million last quarter end to $9.3 million at the end of September due to foreclosures on former non-accruing loans. Properties comprising $2.3 million of the $9.3 million are under contract for sale in the fourth quarter. However, additional foreclosures will occur in the quarter. So this number will increase or decrease, but our expectation is that that change will be slight either way. So excluding the impact of our pending merger with Rock Hill and Central Bank of Tampa, the outlook for non-performers in the fourth quarter is promising. We expect significant reductions which should more than offset potential additions.

Our non-performers began to rise in the second quarter of last year well before that occurred among our peers. At that time, we stated that our process surfaced problems early, that we might look worse than other banks at first, but that our process would enable us to minimize losses. We are now beginning to see our strategy pay off. Non-performers have declined two quarters in a row. Losses incurred to realize those reductions have been low, so far less than our allocated reserves, and we have not had to make an extraordinary provision.

Charge offs were up slightly in the third quarter, a bit higher than anticipated but still lower than in two of the three preceding quarters. Fourth quarter charge offs should be comparable to the third quarter level, maybe a bit lower. Delinquencies, which improved significantly in the second quarter, improved again in the third. Loans past due 30 days or more improved 1.61% to 1.55% of period-end loans. Loans over 90 days delinquent and still accruing interest declined from 0.18% to 0.14% of loans. These ratios are not where they would be in a stable economy, but they are significantly lower than they were six months ago.

In sum, improvement continued in the third quarter, and I’m cautiously optimistic about the fourth quarter. However, the economic outlook has worsened, and I see no justification for concluding that it will improve any time soon. The outlook does not necessarily imply quality erosion in our loan portfolio, but until a sustained recovery is evident, we will remain vulnerable to set backs. I will now turn the call back over Mack.

M. Whittle	Thank you, Mike. We have solid revenue growth for the quarter and have excellent prospects for continued revenue growth. Our non-interest income after excluding non-recurring items and impairment of mortgage servicing rights represented 19.2% of total revenue, not where we want to be, but moving in the right direction. We have an opportunity to increase this percentage through greater contribution from our non-interest income areas.

Our Elevate process is working. We rolled out our Cohen-Brown customer centered service process in process, and we are very pleased with the early results. Our employees have embraced the process extremely well. Let me give you an illustration. I’m going to tell you about a successful deposit campaign that we held this summer. We set a campaign goal of $60 million in transaction accounts between May 31 and August 31, generating this through referrals of our service and support areas. We not only met this goal, we doubled this goal, raising $154 million in net transaction deposits.

We are seeing incremental increases each quarter as we build our fee income base. The press release showed fee income increases for the third quarter compared to the third quarter of last year. Fee income is also up compared with the preceding quarter. Compared with the second quarter of 2002 and adjusted to exclude the impact of Gulf West for September, service charges on deposit accounts increased 8%, mortgage banking income increased, excluding the impairments on mortgage loans, 17%; brokerage income was down 8%, merchant processing income increased 4%, debit card income increased 2% and insurance income increased 14%. This is significant progress.

Tracking and reporting results in an integral part of our Elevate process. Our Elevate tracker system, which resides on our Intranet, is available to all employees, provides daily updates to key performance measures on each branch location. It also updates performance versus year-end goals. For example, the average third quarter measure was 92% of our year-end goals for tele-referrals. It was 53% for line of business referrals, and 70% of our year-end goal for product sold per FTE.

Elevate process is working as we planned. We plan to roll out the business-to-business section, or the commercial loan component, in November. This should help enhance the retail process and begin to engage our commercial lenders in this sales process.

On August 31, we closed our merger with Gulf West. We changed the name of our Florida subsidiary from Citrus Bank to Mercantile Bank. We changed all the signs to Mercantile Bank. We converted Gulf West to our operating system. The merger and conversion and integration went extremely well. We are pleased to report that we ended the quarter with $1.5 billion in assets in our Florida subsidiary, Mercantile Bank, with 31 branches in Jacksonville, Orlando and the Greater Tampa Bay area.

We are still working on completing the cost savings with a goal of $4 million annualized. We expect to fully implement these savings by January 1, 2003. In connection with the merger, we repurchased 1.1 million shares through an accelerated stock repurchase contract, which we will continue to use through the first quarter of 2003.

We’re also pleased to follow up this merger with the acquisition of Central Bank of Tampa. The merger with Central Bank of Tampa, which is expected to close by the end of 2002, will add five additional branches to the Tampa area and approximately $215 million in assets. Central Bank of Tampa’s financial performance is exceptional. Last year, their ROA exceeded 2% and their ROE was 16%.

This is a strong bank in a strong market. It will fit well with our existing Tampa locations and bring the Hillsborough County deposit market share to the seventh position. The Central Bank of Tampa transaction is valued at 2.37 times book value and 16.8 times trailing 12 months earnings. Both figures are consistent with valuations placed on other Florida mergers. We anticipate closing the merger by the end of the year and estimate cost savings of approximately 25% projected in 2003 expenses. I want to reiterate that both mergers meet our criteria of being accretive to year one earnings, enhancing our profitability plan to reach our financial return targets, and operating in superior high-population, high-per-capita income growth markets.

In August, we also entered into an agreement to purchase assets and substantially all of the liabilities of Rock Hill Bank & Trust, a subsidiary of RHBT Financial. We own 22% of RHBT Financial’s outstanding stock, a position we obtained from our merger with Anchor Financial. Rock Hill Bank & Trust operates three branches in York Country, an outstanding market located just southwest of Charlotte. The purchase is expected to increase our market share in York County to 15% or the number three position of commercial banks.

Rock Hill Bank & Trust’s loan portfolio has been carefully reviewed by our loan review team, by the FDIC and by outside consultants. The Rock Hill Bank & Trust is expected to record additional loan adjustments, either charge offs or additions to provisions for loan losses, prior to closing. We will then have the loans recorded at fair value, manage this portfolio separately and share any earnings payouts with the RHBT Financial shareholders. We are on track to close on October 31. Given the pricing and the strength of this market, we expect the transaction to assist in achieving our profitability goals for next year.

During the quarter, we completed two mergers and announced two mergers. We want to emphasize that these mergers are a part of our plan to reach our stated financial targets. Our team is in place and executing our strategies. Our operating system is centralized on one platform and provides the information to financially model our mergers. We are effectively integrating our mergers as shown by our recent experience with Gulf West.

We are producing the numbers that we said we would. We are on track to reach our stated goal of a 1.25% ROA and a 14.50% ROE goal by the end of 2003. These mergers will help us continue to execute our plan. At this point, I’ll open it up for questions.

Coordinator	Thank you sir. At this time, the company will accept questions from analysts only. Our first one is coming from Jeff Davis. Please state your company.

J. Davis	Good morning. Jeff Davis with FTN Financial. How are you guys doing?

M. Whittle	More than well, Jeff.

J. Davis	Good. A couple of questions. Mike, maybe this is for you. If you could give us a little bit more color on the, I believe you described it as a lodging portfolio, the $25 million of loans that are being moved to the FAS category. What is your sense on the likely mark to market adjustment for that? Are these primarily the lodging loans out of Gulf West?

M. Sperry	Yes, Jeff, they are out of Gulf West. All of them are out of Gulf West. Not all of them, but 90% of them are hotel loans. They are participations that the bank acquired at some point in the past. The markdown on them is still being calculated. I don’t really know what it’s going to be. Obviously we transferred the reserve for loan losses that was attached to them when they went over there. That reserve, I don’t know the exact number, but it’s around 6% or 7% of the total. But we haven’t done the valuation yet. Obviously these loans are actively for sale.

J. Davis	Mike, is there a particular part of Florida are from? Are these the Orlando area, or are they spread around, or are they out of market? They're obviously not NPAs, because they're not in the total. What's your thought on why you blow these out here?

M. Sperry	The main reason was that for just not to have any more hotel loans in our portfolio than we already have.

J. Davis	Which is how big right now, Mike?

M. Sperry	Well I don’t have that number off the top of my head, but in Florida we’ve got about $35 million, and this would have almost doubled that. That was part of our thinking. Also these were loans that are participations acquired from other banks. So you don’t really have a direct customer relationship here and we’re into relationship banking and want to build relationships with the local folks.

J. Davis	Okay.

E. Matthews	Jeff, this is Ed. One clarification on what you said there, 12 loans in this available for sale portfolio, one of them that we brought over at $2.7 million is in our non-performing number.

J. Davis	Okay.

M. Sperry	That's the $3.3 million that we acquired.

J. Davis	Okay, no surprise. We just have a lot of moving parts this quarter and next quarter. Ed, can you, maybe this is a question again for Mike if I can keep going, can you walk us through, at our last discussions we were looking, if my notes are right, at about $15 million of non-performing loans out of Rock Hill Bank & Trust. I don’t remember what the total portfolio was there. Where does that number stand now?

M. Sperry	We don’t really have a number yet. We’re doing due diligence for Rock Hill. We’ve been through $170 million of the $200 million loan portfolios. So we’re pretty close to know what the end is going to be, but we’re not finished yet. The numbers that they reported at the end of last quarter, they reported a charge and these are Rock Hill’s numbers now, I’m sure you’ve seen those in there SEC reports. They charged off $13 million and added reserves of about $7 million. That round figure is about $20 million of total loss in reserves. That number is going to go up before it’s over with. How much it’s going to go up, we’re just not really comfortable giving you an estimate on that yet, Jeff.

J. Davis	Okay. Then one final question and then I'll shut up. Was there much impact this quarter, Mike, on the utilities loan? Did we have much in the way of recovered interest or professional fees impacting the numbers?

M. Sperry	Yes we did. We recovered all of our principal. The amount of recaptured interest in the quarter was right at $200,000. There is more to come in the fourth quarter.

J. Davis	Okay. Were there any professional fees or that sort of thing?

M. Sperry	No.

J. Davis	Okay, great. Okay. I'll be quiet. Thanks.

Coordinator	Thank you, sir. Our next question is coming from Russ Haberman. Please state your company.

R. Haberman	Good morning, gentlemen. Russ Haberman, Haberman Brothers. Could you talk about the general loan demand, both on the commercial and the residential side leaving out refis both in-state and then in Florida please?

M. Whittle	This is Mack Whittle. I’ll address that. One growth, without the acquisition in, was reasonably flat this quarter, which is highly unusual. We’ve seen good loan growth and have got an incredible pipeline built up from a couple of issues. Number one, we are beginning to see the results of the Wachovia First Union merger in South Carolina. We’ve hired a couple of their employees who were seasoned commercial lenders who are beginning to bring on board a book of business that they had at prior banks. So we’re beginning to capitalize on that. A number of those loans are in this pipeline.

We’re also continuing to see pretty good loan growth in Florida. Typically after an acquisition like Tampa and the Central Bank of Tampa and Gulf West where they had a smaller legal lending limit, we are able to go in and move an entire relationship where they only had a partial part of a relationship of a good customer. So we anticipate seeing some pretty good growth through the first quarter in the Tampa, St. Pete market. We look for strong loan growth, maybe a little shy of double digit. As you probably know, we have historically had double-digit loan growth. We are a lot more cautious today than we have been in the past quarters, but because of the people we’re bringing on board and because of the incremental increase we can make on loans that are already on their books that we have already had experience with, we feel pretty confident that we’ll see some nice loan growth going forward.

The final part of that is the Elevate process. I touched on this earlier. We’re going to go to the business-to-business piece of the Elevate process. Our commercial lenders have not been fully engaged in this sales management process. The purpose of rolling this out this month is so that it will be fully implemented and active in the first quarter of next year. This will be around selling commercial products to our customers and generating new good leads for commercial loans. The banks that this has been put into have been very successful in bringing in new relationships both from a commercial loan standpoint as well as other commercial fee generating products.

R. Haberman	Just one follow up. What are your three top strongest markets for loan demand now in South Carolina?

M. Whittle	Well, Rock Hill has to be one of them because the demographics of the Rock Hill market are as good as any in South Carolina and as good as any in the Florida market. As I mentioned earlier, we look at per capita income growth and we look at population growth. If my numbers are still correct, York County was the second highest in both of those categories of all of the counties we tracked, Florida included, number one.

Number two, the fact that we will be able to bring more financial muscle to that market. We think we can leverage off of that and see some substantial increases. We’re seeing good growth in the upstate of South Carolina. The economy is still pretty strong in the Greenville, Spartanburg market. So we’ve got a pretty good pipeline here. This is where one of the employee additions was made. The Midlands are doing well.

The coastal area, we’ve got a number of deals going on, primarily in the Myrtle Beach market, so we’re seeing Myrtle Beach market probably a little stronger. I’ll like Mike Sperry chime in if he disagrees, but it appears that the Myrtle Beach market is a little stronger right now than Hilton Head. But generally we’re seeing pretty good activity in a lot of our markets. Again, it’s not that people are undertaking new projects, but it is a recasting of the current share of loans that are in these markets with this acquisition that’s occurring between First Union and Wachovia.

M. Sperry	I would have mentioned the exact same markets. I would have put Myrtle Beach ahead of Midlands. But other than that, they're the same markets.

R. Haberman	Thank you.

Coordinator	Thank you. Our next question is coming from Gary Tenner. Please state your company.

G. Tenner	SunTrust Robinson Humphrey. I had a question. I think, Ed, you had gone through some assumptions you used for the fourth quarter. I think you noted non-interest expenses in the $43.5 to $45 million range. That’s a little higher than I would have expected even with the full quarter of Gulf West in there. Are there some new hires you’re going to add that’s going to increase that or any other initiatives that are adding to the expense base?

E. Matthews	No, if you go through that, it is the full quarter of Gulf West being in there.

G. Tenner	Okay, and that's on top of just the 39.9?

E. Matthews	Yes, sir.

G. Tenner	Okay.

M. Whittle	Just to follow up to that, and I didn’t make this probably as clear as I should have in my remarks. This is Mack Whittle. We’re beginning to see the lift in non-interest income is coming from revenue producers that we put on the payroll 90 to 120 days ago. So we have added 20% more revenue producers in the non-interest income and we’ve absorbed that overhead in the salary expense and general expenses of the company.

We are now beginning, as I mentioned earlier, to see that begin to generate the revenue that we had hoped it would generate. We’re measuring each one of these performers and have set expectations and goals for each one of them. We should begin to leverage some of that salary expense and general expense through increases in non-interest income as we go forward.

E. Matthews	Gary, the other piece there that you might be missing in doing your math would be Rock Hill. We're planning to close on Rock Hill at the end of this month.

G. Tenner	Right.

E. Matthews	You're going to have two months of Rock Hill expenses in there as well.

G. Tenner	Sure, okay. One more question, can you tell me the size of the mortgage-servicing portfolio as of quarter end?

E. Matthews	I can. It is about $560 million. I've already got on the books as far as servicing rights related to that is about just over one point. We've got about $5.6, $5.7 million in servicing rights.

G. Tenner	Okay. The year ago number on the servicing rights you said was somewhere just over $10 million?

E. Matthews	$10.8.

G. Tenner	$10.8, and at that point, what was the size of the servicing portfolio?

E. Matthews	Gary, I don’t know that I’ve got that number off the top of my head. If I had to guess, I would guess it’s probably about $1.5 billion. We’ve done several sells over the past year to lay off that servicing.

G. Tenner	Right, okay. Thank you very much.

Coordinator	Thank you. Our next question is coming from Ken McCluskey. Please state your company.

K. McCluskey	Kelton International. This is to Mack. Hi. I just noticed that over the last year, Bank Carolina has lost 60% of its accounts.

M. Whittle	That is an error. It has not lost. That number should be 40,000. We picked that one up early this morning, and I apologize for that. That was good catch, Ken. We have added to, I think, the quarter-to-quarter increase is about 5,000 accounts, and those are being generated through our Elevate process. What we are currently finding is that probably one in three customers that opened the new account is asking for and getting an Internet access to their account.

K. McCluskey	Okay. So that number I've got here is just wrong. Do you know what the total number of accounts?

M. Whittle	The total number is 40,681.

K. McCluskey	Okay. That makes a bit of a difference. Thank you.

Coordinator	Thank you, sir. We do have another one now from David Walrod. Please state your company.

D. Walrod	Yes, Trusco Capital. Can you give us some idea about what your appetite is for continued acquisitions and what areas you'd be looking to make those in?

M. Whittle	As we’ve stated on a number of occasions, we will not look at any acquisitions unless they are accretive to our earnings model and that earnings model and that earnings expectation is a 1.25% ROA and a 14.50% ROE. We’d like to have a couple of quarters of clean quarters where we don’t have all the noise so that we can show the market and show you analysts that we have in fact gotten the cost saves out. I’d like to think that the next couple of quarters would be quarters in which we would begin to properly integrate and get these things earning as we said we would.

Acquisition markets. Obviously, Florida continues to be a very attractive market. With the conclusion of Central Bank of Tampa, we’ll have about $1.7 billion in assets there. It would not be in the top five of any market shares that we’re in. So there are a lot of opportunities to grow within the footprint that we currently have in Florida. I don’t know that there are many acquisition opportunities in those markets. Typically, the acquisitions we look at would be under $500 million in assets and should be accretive to the numbers that both the analysts have and that we have internally set for ourselves.

D. Walrod	So you'd be more interested in filling out existing markets than expanding into new markets in Florida?

M. Whittle	That's correct.

D. Walrod	Okay. Thank you.

Coordinator	Thank you, sir. Our next question is coming from Bernard Horn. Please state your company.

B. Horn	Hi, it's Polaris Capital Boston. I was wondering on the treasury stock repurchase, could you give us the current shares outstanding in treasury or do you just net that out against?

E. Matthews	We have zero treasury stock. The 1.1 million that we repurchased during the quarter have been retired.

B. Horn	Okay, and that's on top of the 1.1 million that you repurchased in the second quarter or in the first six months?

E. Matthews	The first six months was a million, yes.

B. Horn	Okay. Where are you buying those? It sounds like it's a privately negotiated transaction. Is it done at market price or something different from that?

E. Matthews	We're doing them through accelerated stock repurchase programs.

B. Horn	So just in the open market?

E. Matthews	That's correct.

B. Horn	Okay. Could you take us through the net interest margin, maybe the loan, average loan rates, loan security rates and then also on the liability side? Maybe you could mention what the CD run off is looking like right now.

E. Matthews	Bernard, your question is our investment securities for the quarter?

B. Horn	No. I'm just trying to get an idea of what the composition of the net interest margin is? What are loan rates running at? As well as I'm trying to get an idea of how the evolution of the net interest margin is going to look over the next six months or so. Obviously rates have come way down on the loan side as have deposit rates.

E. Matthews	Let me give you just a little bit of flavor then. For the third quarter, our investment securities are yielding about a 530. Our loan portfolio in total is yielding about 675. Our commercial portfolio, which is the biggest portion of that, is about 620.

B. Horn	So does that mean that the residential loans are actually yielding higher than that?

E. Matthews	No. We've got installment, direct and indirect, building higher than that.

B. Horn	Okay.

E. Matthews	Our mortgage loan portfolio on average is about 170 million.

B. Horn	Okay.

E. Matthews	So it's not a substantial piece of that. Our funding, the cost of our interest-bearing deposits are about 2.5%.

B. Horn	Can you decompose that between the low cost core and the timed deposits?

E. Matthews	Our interest bearing transaction accounts are costing just over one percent. It's about 1.15%. Our CDs are running between over 100 and less than 100. They're probably running together combined about a 340.

B. Horn	Okay. So looking forward, how do you expect that to change?

E. Matthews	Well about 50% of our loan portfolio is going to be tied to prime rates. We are probably at the end of the quarter a little more asset sensitive than we were at the end of the second quarter. We’re about $30 million asset sensitive. What is causing that, the dynamics that are causing that is that we have increased pre-payments on any of our mortgage related assets in the investment portfolio for be it in just outright mortgages. That has probably doubled in pre-payments from what we were projecting in second quarter to third quarter. That’s driven nothing by the current interest rate environment.

B. Horn	Right.

E. Matthews	Our ability to react to that on the deposit side, like we’ve talked about through the Elevate campaign, we have increased our non-interest bearing deposits and then switching our timed deposits when down 11% during the quarter and went into the lower cost interest-bearing transaction accounts and non-interest bearing.

B. Horn	Okay. So how much of the CD portfolio is going to mature, let's say, in the next 12 months?

E. Matthews	Mary, do you have - hang on one second. I'll get you a figure there.

B. Horn	How much are you paying for new money coming in on the CD side?

E. Matthews	Let me give you over the year, because that’s basically how I have it sliced. So our total CD’s, they’re going to mature in the next year between the two banks is, let’s call it $1.7 billion. They’re on an average rate of, let’s call it 3.7%. If you go to what our curve rates are, I’ll give you a flavor for that. Bernard, let me get back to you. I’ve got here.

B. Horn	I'm assuming that it's going to be lower than 3.7% in this environment.

E. Matthews	Yes, it is.

B. Horn	Okay. All right. That's very, very helpful. I appreciate that.

Coordinator	Thank you, sir. At this time, that ends our questions. I would like to give the replay number out. The domestic number is 1-800-925-0267. The international number is 402-998-0583. At this time, I show no further questions.

E. Matthews	Okay. Thank you, Joyce, and thank you for joining us this morning.

Coordinator	That concludes our conference call for today.